[Union Drilling, Inc. Letterhead]

April 29, 2009

Mr. H. Roger Schwall

Assistant Director

Division of Corporation Finance

U.S. Securities and Exchange Commission

Washington, D.C. 20549-7010

Re:	Union Drilling, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2008
Filed March 12, 2009
File No. 0-51630

Dear Mr. Schwall:

Union Drilling, Inc. (the “Company” or “we”) is in receipt of your letter dated April 17, 2009 regarding the above-referenced matter. Regarding the particular comment of the Commission, which we have set forth in its entirety below for your convenience, the Company sets forth its reply immediately thereafter.

Commission’s Comment

“Customers and Marketing, page 4

1.	We note that XTO Energy Inc. and Quicksilver Resources Inc. account for 17.7% and 12.4% of your 2008 revenue, respectively. We further note that you have drilling contracts with all of your customers. In this regard, you are required to file as exhibits any contracts upon which your business is substantially dependent. See Item 601(b)(10) of Regulation S-K. If material, please file all contracts with XTO Energy Inc. and Quicksilver Resources Inc. as exhibits.”

Company’s Response

While it is a fact that we derived 17.7% and 12.4% of our 2008 revenue from XTO Energy Inc. (“XTO”) and Quicksilver Resources Inc. (“QRI”), respectively, this revenue was not generated under a single contract with each customer, but rather it was generated under multiple contracts covering multiple wells we drilled for them during 2008. No single contract we have with XTO or QRI, or any other customer, is considered material by management. We routinely enter into drilling contracts with our customers, including XTO and QRI, in the ordinary course of our business. As our Form 10-K notes, we provided drilling services in 2008 for 121 different customers. In 2008, we provided drilling services for XTO utilizing 13 different rigs. Likewise, in 2008, we provided drilling services for QRI utilizing 5 different rigs. Each job performed by an individual rig in 2008 was covered by a contract with the particular customer. For XTO and QRI during 2008, in the aggregate, we performed well in excess of one hundred separate drilling jobs for them.

Management does not consider any individual contract with any given customer to be material because management does not consider any individual contract to be a contract upon which the Company’s business is substantially dependent. This position is further supported by the fact that no single contract represents a continuing contract to sell the major part of the Company’s products or services in any given year. Consequently, it is management’s determination that Regulation S-K Item 601(b)(10)(ii)(B) is not applicable. As subsections (ii)(A), (C) and (D) are clearly inapplicable as well, it is management’s conclusion that the routine drilling contracts we enter into with our customers in the ordinary course of our business are not required to being filed as “Material Contracts” under Item 601(b)(10).

As requested in the Commission’s letter, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please do not hesitate to contact the undersigned in the event the Commission’s staff should have any further need.

Sincerely,

/s/ Christopher D. Strong
Christopher D. Strong
President and CEO